Two class action lawsuits were filed in the United States District Court for the Northern District of Illinois on behalf of purchasers of shares of First Trust Strategic High Income Fund, First Trust Strategic High Income Fund II and First Trust Strategic High Income Fund III. These lawsuits were ultimately consolidated into one class action complaint, Gosselin vs. First Trust Advisors L.P. et al. (filed April 30, 2009). Expenses related to the litigation and paid the the Funds in the prior year were reimbursed to the Funds by their insurance carrier in the current reporting period.

On April 1, 2011, the U.S. District Court for the Northern District of Illinois preliminarily approved a settlement in the Gosselin vs. First Trust Advisors L.P. et al. class action lawsuit. The court held a Settlement Fairness Hearing on July 28, 2011, at which time the court approved the proposed settlement and entered an Order and Final Judgment.